================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)

                             _______________________

                          SSA GLOBAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    78465P108
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                  MAY 14, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------                                ----------------------
78465P108                                                          Page 2 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 3 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 76, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 4 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 77, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 5 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 80, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 6 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 7 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 8 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 9 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 10 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 11 of 21
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,943
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,943
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,943
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 12 of 21
--------------------------                                ----------------------


ITEM 1.    SECURITY AND ISSUER.

                This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is filed by the undersigned to amend and supplement the Schedule 13D, dated June 10, 2005 (the "Original Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of SSA Global Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 500 W. Madison, Suite 2200, Chicago, Illinois 60661.

ITEM 2.    IDENTITY AND BACKGROUND.

ITEM 2 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

                This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 76, L.P., a Delaware limited partnership ("GAP 76"), General Atlantic Partners 77, L.P., a Delaware limited partnership ("GAP 77"), General Atlantic Partners 80, L.P., a Delaware limited partnership ("GAP 80"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GA, GAP 76, GAP 77, GAP 80, GapStar, GAPCO II, GAPCO III, GAPCO IV and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3

--------------------------                                ----------------------
78465P108                                                          Page 13 of 21
--------------------------                                ----------------------


Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

                GA is the general partner of each of GAP 76, GAP 77 and GAP
80. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). The general partners of GAPCO II and the managing members of GAPCO III and GAPCO IV are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is Suite 2007-10, 20th Floor, One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is 151-152, 15th Floor, Maker Chambers VI, 220 Nariman Point, Mumbai 400 021, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Washington DC 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Fourth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a

--------------------------                                ----------------------
78465P108                                                          Page 14 of 21
--------------------------                                ----------------------


citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

                None of the Reporting Persons and none of the individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                UNCHANGED.

ITEM 4.    PURPOSE OF TRANSACTION.

ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING AT THE END THEREOF:

                The Company entered into an Agreement and Plan of Merger, dated as of May 14, 2006 (the "Merger Agreement"), by and among Magellan Holdings, Inc. ("Parent"), Globetrot Merger Sub, Inc. ("Merger Sub") and the Company. Pursuant to the Merger Agreement, Parent agreed to acquire the outstanding capital stock of the Company pursuant to a statutory merger (the "Merger") of Merger Sub with and into the Company. This Amendment No. 1 is being filed as a result of GAP 76, GAP 77, GAP 80, GapStar, GAPCO II, GAPCO III, GAPCO IV, and KG (collectively, the "GA Signatories") entering into a Voting Agreement, dated as of May 14, 2006 (the "Voting Agreement"), with Parent and Merger Sub to induce Parent and Merger Sub to enter into the Merger Agreement. The description of the Voting Agreement contained herein is qualified in its entirety by the provisions of the Voting Agreement referenced as Exhibit 2 hereto.

--------------------------                                ----------------------
78465P108                                                          Page 15 of 21
--------------------------                                ----------------------


VOTING.

                The GA Signatories agreed, among other things, to vote, prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms (the earlier of such dates, the "Expiration Date") all of the shares of Common Stock held by them (A) in favor of adoption of the Merger Agreement and the transactions contemplated thereby (the "Proposed Transaction"), and (B) against: (i) approval of any proposal made in opposition to or in competition with consummation of the Merger; (ii) any offer or proposal from any person or group of persons relating to a tender offer or exchange offer, merger, reorganization, share exchange, consolidation or other business combination involving the Company or any offer or proposal to acquire in any manner 20% or more of the Common Stock, or the assets, securities or other ownership interests of the Company or any of its subsidiaries representing 20% or more of the consolidated assets, revenues or earnings of the Company and its subsidiaries, other than the Proposed Transaction; (iii) any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, sale or transfer of a material amount of the assets or securities of the Company or any of its subsidiaries (other than in connection with the Merger); (iv) any amendment of the Company's Certificate of Incorporation or By-laws; and (v) any dissolution, liquidation or winding up of the Company.

                Prior to the Expiration Date, each GA Signatory agreed to be present, in person or by proxy, or, using its best efforts and to the full extent legally permitted, attempt to cause the holder of record to be present,

--------------------------                                ----------------------
78465P108                                                          Page 16 of 21
--------------------------                                ----------------------


in person or by proxy, at all meetings of stockholders of the Company at which the matters referred to in clauses (A) and (B) above are to be voted upon so that all Common Stock held by the GA Signatories are counted for the purposes of determining the presence of a quorum at such meetings.

                Nothing contained in the Voting Agreement limits or restricts any affiliate, officer, director, employee, representative, advisor, consultant, investment banker, attorney, accountant, financing source and other agent (collectively, "Representatives") of any GA Signatory from (i) taking any action in such Representative's capacity as a director of the Company, to the extent applicable, or (ii) voting, in such GA Signatory's sole discretion, on any matter other than the matters referred to in clauses (A) and (B) above.

                The GA Signatories agreed that in the event of a failure by a GA Signatory to act in accordance with its voting obligations under the Voting Agreement, each such GA Signatory revokes any and all other proxies held by it in respect of its Common Stock, and that during the period commencing on the date of the Voting Agreement and ending on the Expiration Date, such GA Signatory irrevocably appoints Parent, Merger Sub or any individual designated by either of them as agent, attorney-in-fact and proxy of such GA Signatory, with full power to vote (or cause to be voted) the Common Stock held by such GA Signatory.

NON-SOLICITATION.

                Prior to the Expiration Date, each GA Signatory agreed not to, and not to permit any entity under such GA Signatory's control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Rule 14A under the Exchange Act) with respect to an "opposing proposal" (as defined in the Voting Agreement); (ii) initiate a stockholders'

--------------------------                                ----------------------
78465P108                                                          Page 17 of 21
--------------------------                                ----------------------


vote with respect to an "opposing proposal"; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an "opposing proposal"; PROVIDED, HOWEVER, that notwithstanding anything to the contrary contained in the Voting Agreement, at any time prior to the Expiration Date, each GA Signatory and its respective Representatives may participate in any discussions or negotiations with any person regarding an "opposing proposal" to the extent that (x) such GA Signatory's participation is requested by the Company, and (y) such discussions or negotiations, if conducted by the Company, would then be permitted under the terms of the Merger Agreement.

TRANSFER RESTRICTIONS.

                Prior to the Expiration Date, each GA Signatory agreed not to:
(i) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the Common Stock held by it or any right or interest therein ("Transfer"); (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Common Stock held by it (other than the proxy contemplated in Section 3 of the Voting Agreement); or (iv) deposit any of the Common Stock held by it into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Common Stock held by it; PROVIDED, HOWEVER, that notwithstanding the foregoing, from the date of the Voting Agreement until the Expiration Date, each GA Signatory may Transfer the Common Stock held by it, or any interest or right therein, to any affiliate of such GA Signatory, PROVIDED that, in connection with any such Transfer, such affiliate (A) executes a counterpart to the Voting Agreement and grants a proxy to Parent in form substantially identical to that set forth in Section 3

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78465P108                                                          Page 18 of 21
--------------------------                                ----------------------


of the Voting Agreement, and (B) agrees in writing to hold such Common Stock, or such interest or right therein, subject to the terms and conditions of the Voting Agreement.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

                (a) As of the date hereof, GA, GAP 76, GAP 77, GAP 80, GapStar, GAPCO II, GAPCO III, GAPCO IV, KG and GmbH Management each own of record, no shares of Common Stock, 13,401,341 shares of Common Stock, 14,346 shares of Common Stock, 1,283,987 shares of Common Stock, 182,964 shares of Common Stock, 784,363 shares of Common Stock, 76,401 shares of Common Stock, 19,924 shares of Common Stock, 21,617 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 19.2%, 0.0%, 1.9%, 0.3%, 1.1%, 0.1%, 0.0%, 0.0% and 0.0% of the Company's issued and outstanding shares of Common Stock.

                By virtue of the fact that (i) GA is the general partner of GAP 76, GAP 77 and GAP 80, (ii) the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II are GA Managing Directors, (iii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors, (iv) GA is the sole member of GapStar and (v) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 15,784,943 shares of Common Stock, or 22.6% of the Common Stock.

--------------------------                                ----------------------
78465P108                                                          Page 19 of 21
--------------------------                                ----------------------


                (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 15,784,943 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                (e)     Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Original Schedule 13D remains unchanged.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

                Exhibit 1: Agreement and Plan of Merger, dated as of May 14, 2006, by and among Parent, Merger Sub and the Company, incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated May 15, 2006 (SEC File No. 000-51330)

                Exhibit 2: Voting Agreement, dated as of May 14, 2006, by and among Parent, Merger Sub and the GA Signatories, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 15, 2006 (SEC File No. 000-51330)


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--------------------------                                ----------------------
78465P108                                                          Page 20 of 21
--------------------------                                ----------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2006


                                        GENERAL ATLANTIC LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GENERAL ATLANTIC PARTNERS 76, L.P.

                                        By: General Atlantic LLC,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GENERAL ATLANTIC PARTNERS 77, L.P.

                                        By: General Atlantic LLC,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GENERAL ATLANTIC PARTNERS 80, L.P.

                                        By: General Atlantic LLC,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director

--------------------------                                ----------------------
78465P108                                                          Page 21 of 21
--------------------------                                ----------------------


                                        GAP COINVESTMENT PARTNERS II, L.P.

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: General Partner


                                        GAP COINVESTMENTS III, LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Member


                                        GAP COINVESTMENTS IV, LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Member


                                        GAPSTAR, LLC

                                        By: General Atlantic LLC,
                                            its sole member

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GAPCO GMBH & CO. KG

                                        By: GAPCO Management GmbH,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GAPCO MANAGEMENT GMBH

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director